Exhibit 21.1

FIDELIS INSURANCE HOLDINGS LIMITED

SUBSIDIARIES OF THE REGISTRANT

Legal Name	Jurisdiction of Incorporation
Fidelis European Holdings Limited	United Kingdom
Fidelis Insurance Bermuda Limited	Bermuda
Fidelis Insurance Europe SA	Belgium
Fidelis Insurance Ireland DAC	Ireland
Fidelis Underwriting Limited	United Kingdom
FIHL (UK) Services Limited	United Kingdom